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For further information call:
(CEO) Mark Bristow on +44 779 775 2288
(CFO) Roger Williams on  +44 779 771 9660



RANDGOLD RESOURCES AND NEVSUN INVESTIGATE JOINT PROJECT STRATEGIES IN MALI


London, 13 May 2003 - Randgold Resources (Nasdaq: GOLD) (LSE: RRS) and Nevsun have announced that they are investigating cooperative options to optimise the value of their respective gold projects in the western region of Mali.

The London and Nasdaq listed Randgold Resources recently presented an updated feasibility study on its 4.3 million ounce Loulo project to the Malian government while the Toronto-listed Nevsun is progressing its Tabakoto project through to production and is conducting a feasibility study on the adjacent Segala deposit with a view to incorporate this deposit into the future Tabakoto mining operation.

An exchange of information between the two companies is already under way and they will form a jointly managed project team led by Randgold Resources to evaluate regional synergies and development. Randgold Resources chief executive Dr Mark Bristow said by cooperating the two companies could overcome the main obstacle to mining development in Mali West: the region's very limited infrastructure.

"Mali West is an extremely prospective gold play and we have had great success in defining opencast resources there. Our updated feasibility study on Loulo has, however, highlighted the disparity between the reserve base and the project's estimated infrastructural costs, operational as well as regional. Against this background, we're looking with Nevsun at the operational savings and synergies that could be achieved through cooperation. The critical mass of a combined operation - which will have a combined resource in excess of 7 million ounces - could also be crucial in obtaining the Malian government's commitment to the development of the regional infrastructure. This should include the extension of grid electricity from the Manantali hydroelectric scheme as well as the upgrading of the Kayes-Kenieba national road system," Bristow said.

Nevsun CEO John Clarke said there were obvious advantages in a cooperative approach to mining development in the region. "We've already identified significant benefits in a combined Tabakoto/Segala development and we believe similar rewards could be delivered by cooperation on a larger scale with Randgold Resources," he said.



Issued on behalf of Randgold Resources Limited by  du Plessis Associates.
dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: (0)83 266 5847 or e-mail randgoldresources@dpapr.com
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website: www.randgoldresources.com
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DISCLAIMER:Statements made in this release with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.